Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Pre-tax earnings (1)	$766,187	$784,677	$755,315	$757,670	$716,435
Fixed charges	78,860	77,515	81,807	81,725	79,481
Earnings before fixed charges	$845,047	$862,192	$837,122	$839,395	$795,916

Fixed charges:
Interest expense (2)	$75,286	$74,862	$79,187	$79,449	$76,980
Amortization of bond issue costs	1,356	1,264	1,274	1,063	928
Estimated interest factor of rental expense	2,218	1,389	1,346	1,213	1,573
Total fixed charges	$78,860	$77,515	$81,807	$81,725	$79,481

Ratio of earnings to fixed charges	10.7	11.1	10.2	10.3	10.0

Earnings before fixed charges	$845,047	$862,192	$837,122	$839,395	$795,916
Interest credited for deposit products	65,172	68,718	70,555	71,918	70,746
Adjusted earnings before fixed charges	$910,219	$930,910	$907,677	$911,313	$866,662

Fixed charges	$78,860	$77,515	$81,807	$81,725	$79,481
Interest credited for deposit products	65,172	68,718	70,555	71,918	70,746
Adjusted fixed charges	$144,032	$146,233	$152,362	$153,643	$150,227

Ratio of earnings to fixed charges including interest credited on deposit products as a fixed charge	6.3	6.4	6.0	5.9	5.8

Rental expense	$6,722	$4,210	$4,079	$3,677	$4,767

Estimated interest factor of rental expense (33%)	2,218	1,389	1,346	1,213	1,573

(1) Pre-tax earnings have been retrospectively adjusted to give effect to the adoption of new accounting guidance as described in Note 1-Significant Accounting Policies under the caption "Low-Income Housing Tax Credit Interests." Amounts have been retrospectively adjusted for Discontinued Operations as described in Note 6-Discontinued Operations in the Notes to the Consolidated Financial Statements.

(2) There was no interest capitalized in any period indicated.